



NEW YORK, NY • MAY 25 - 26, 2011

May 2011 Investor Meetings



Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding Pepco Holdings' intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause PHI's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond Pepco Holdings' control and may cause actual results to differ materially from those contained in forward-looking statements: prevailing governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities, and the recovery of purchased power expenses; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; general economic conditions, including potential negative impacts resulting from an economic downturn; changes in tax rates or policies or in rates of inflation; changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; rules and regulations imposed by Federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that influence PHI's business and profitability; pace of entry into new markets; volatility in customer demand for electricity and natural gas; interest rate fluctuations and credit and capital market conditions; and effects of geopolitical events, including the threat of domestic terrorism. Any forward-looking statements speak only as to the date of this presentation and Pepco Holdings undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Pepco Holdings to predict all such factors, nor can Pepco Holdings assess the impact of any such factor on Pepco Holdings' business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing review of factors should not be construed as exhaustive. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI's Strategic Focus

  

Power Delivery

- Invest in T&D infrastructure
- Focused on reliability and operational excellence
- Implement Blueprint for the Future – AMI, energy efficiency, demand response, decoupling
- Achieve reasonable regulatory outcomes

Operating Income Business Mix

Forecasted 2011-2015



5 - 10%

90 - 95%

- Regulated Utility Operations
- Pepco Energy Services

Pepco Energy Services



- Build profitable market share in the energy performance contracting business focused on government customers
- Increase earnings contribution from energy services

Pepco Holdings, Inc   *Note: See Safe Harbor Statement at the beginning of today's presentation.*

Reliability Enhancement Plan





- Expanding tree trimming
- Improving overhead power lines
- Replacing aging infrastructure
- Meeting increases in energy demand
- Installing advanced technologies
- Putting selected cables under ground
- Improving substation supply lines

Improving System Reliability is a Top Priority

Power Delivery – Forecast Construction Expenditures – 2011 - 2015

(Millions of Dollars)



MAPP $1,147

Distribution $2,518

Other Transmission $975

Blueprint $212

Other $364

■ Distribution   ■ Transmission

Total = $5,216



■ Distribution   ■ Transmission



■ Atlantic City Electric Co   ■ Delmarva Power   ■ Potomac Electric Power Co

Notes: Amounts are net of anticipated reimbursement pursuant to awards from the U.S. Department of Energy (DOE) under the American Recovery and Reinvestment Act of 2009 (ARRA).

Assumes MAPP in-service date of 2015. See Appendix for detailed construction forecast.

Mid-Atlantic Power Pathway – Project Update



Baltimore
Dover
Washington, DC
Georgetown
Burches Hill
Chalk Pt.
Possum Pt.
Cambridge
Indian River
Calvert Cliffs
Vienna
Salisbury
North Anna
MAPP HVAC Power Line
MAPP HVDC Power Line
Nuclear Generation
Fossil Generation
Substation
AC/DC Converter Station

Total Projected Construction Cost: $1.2 billion
Current In-Service Date: June 2015
FERC Approved ROE: 12.8%

PJM

- PJM released new load forecast in December showing significantly reduced loads
- PJM is developing the 2011 transmission plan based on reduced load forecast; expected to be completed August 2011
- Outcome of PJM's review could result in a delay of in-service date beyond current in-service date of June 1, 2015

Pending Regulatory Approvals

- Six month delay to procedural schedule granted for CPCN case in Maryland to allow for completion of PJM review; revised schedule calls for direct testimony December 7, 2011 and evidentiary hearings beginning March 7, 2012
- Field reviews with state and federal environmental agencies are substantially completed for Southern Maryland portion
- Delaware and Maryland state environmental permits filed in April 2011
- DOE Environmental Impact Statement underway: public comment sessions were held during week of March 21, 2011

Forecast Construction Expenditures – MAPP In-Service Date Scenarios

(Millions of Dollars)

2015 MAPP In-Service Date



Total $5,216

2017 MAPP In-Service Date



Total $5,309

2019 MAPP In-Service Date



Total $5,035

Changes (2011 - 2015)

MAPP	$	(119)
Distribution		125
Transmission		87
Net Change	$	93

Changes (2011 - 2015)

MAPP	$	(592)
Distribution		125
Transmission		286
Net Change	$	(181)

Note: Amounts are net of anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.

Note: See Safe Harbor Statement at the beginning of today's presentation.

6

Blueprint for the Future

Combines smart grid technology with energy efficiency programs to help customers control their energy use and cost, while providing earnings potential for the Company

- **Advanced Metering Infrastructure**
  - Meter installation underway in DE and DC, regulatory assets approved
  - Meter installation to begin June 2011 in MD for Pepco customers, regulatory asset approved
- **Energy efficiency and demand response programs**
  - Demand response programs approved in MD and NJ, recovery through a surcharge
  - Energy efficiency approved in MD, recovery through a surcharge
- **Revenue decoupling**
  - Implemented in MD and DC; 64% of total distribution revenue is decoupled
  - To be implemented in DE pending final PSC approval
- **Innovative rate structures**
  - Critical Peak Rebate form of dynamic pricing approved in concept in MD
  - Dynamic pricing proposals pending in DC and DE



2011 - 2015 – Net of DOE Reimbursement

**Projected Construction Costs: $212 million
Other Expenditures: $255 million**

Regulatory Environment

Strengths

- Recent distribution rate case decisions have generally reflected adherence to key ratemaking precedents

- Regulators have been supportive of cost recovery for AMI, energy efficiency and demand response initiatives

- Regulators have been supportive of decoupling efforts in Maryland, the District of Columbia and Delaware

- Formula rates in place at FERC

Challenges

- Recent lower ROEs in certain distribution jurisdictions

- Regulatory lag in distribution business

- Current focus on improving reliability and customer service

Regulatory Diversity

2010 Rate Base*



*   Based on estimated year-end 2010 rate base.

Pepco Holdings, Inc.

8

Focus on Regulatory Lag

(Millions of Dollars)		Pepco		Delmarva Power		Atlantic City Electric		Total	
2010 Adjusted Earnings	$	109	$	54	$	58	$	221	
Average Equity	$	1,431	$	819	$	688	$	2,938	
Adjusted ROE		7.62%		6.59%		8.43%		7.52%	
Target Financial ROE*		9.85%		10.15%		10.35%			
Additional Earnings Required to Achieve Target ROE	$	32	$	29	$	13	$	74	
Revenue Required (Lag)	**$**	**53**	**$**	**48**	**$**	**22**	**$**	**123**	
Additional Earnings from 1% Increase in Utilities ROE	$	14	$	8	$	7	$	29	

* **Target financial ROE reflects estimated weighted average authorized return on equity based on the estimated 2010 rate base. Reduced ROEs by 25 basis points to allow for the historical differences between "financial" and "regulatory" cost of service.**

See Appendix for reconciliation of GAAP earnings to adjusted earnings.

Distribution Rate Cases – Proposed Settlement
Delmarva Power – Delaware Gas

(Millions of Dollars)	Delmarva Power DE Gas Case - Docket 10-237	
	Final Position	Proposed Settlement[1]
Date	12/3/10	2/9/11
Adjusted Rate Base	$236.5	N/A
Equity Ratio	48.3%	48.3%
Return on Equity	11.0% [2]	10.0%
Revenue Requirement	$10.2	$5.8
Residential Total Bill % Increase	5.07%	2.84%

- Interim rates
  - Interim rate increase of $2.5 million put into effect August 31, 2010, subject to refund
  - Balance of requested increase put into effect February 2, 2011, subject to refund

- Decoupling status
  - Parties agreed to defer the request to place revenue decoupling into effect until an implementation plan is developed

(1) The settlement is subject to the approval of the Delaware Public Service Commission

(2) Requested return on equity position without revenue decoupling is 11.25%

Distribution Rate Cases – Pending
Delmarva Power – Maryland

(Millions of Dollars)	DPL [1]	Staff	OPC [2]
Adjusted Rate Base	$343.8	$343.0	$332.1
Equity Ratio	49.81%	49.81%	49.81%
Return on Equity	10.75%	9.68%	9.50%
Revenue Requirement	$16.5	$14.3	$9.7
Regulatory Lag Mechanisms Supported	Yes	No	No
Revenue Requirement Equating to 25 Basis Point Change in ROE	$0.8M		

	Procedural Schedule
Initial Filing Date	12/21/10
Staff/Intervenors Testimony	4/11/11
Rebuttal Testimony	5/10/11
Evidentiary Hearings	5/31 - 6/7/11
Initial Briefs	6/20/11
Reply Briefs	6/27/11
Expected Timing of Decision	7/19/11

Drivers of requested increase:

- Under-earning at current authorized ROE

- Reliability investment

(1) Current filed rebuttal position as of 5/10/11
(2) Office of People's Counsel

Pepco Holdings, Inc.   *Note: See Safe Harbor Statement at the beginning of today's presentation.*   11

Distribution Rate Cases – Pending
Delmarva Power – Maryland (continued)

- Filing includes:

  - Comprehensive discussion of regulatory lag and its negative effects

  - Perspective of investors by addition of a new Company witness

- Two regulatory lag mitigation measures proposed in filing:

  - *Reliability Investment Recovery Mechanism* - Provides full and timely recovery of future capital investments related to distribution system reliability

  - *Annual Rate Review Process* - Adjusts rates annually using actual financial data and the return on equity approved in the most recent case to calculate the revenue requirement which is then used as the basis for rate adjustments

Pepco Holdings, Inc.

Distribution Rate Cases – The Next Cycle

- <u>Preliminary Filing Cycle</u>   <u>Tentative Filing Date</u>
  - Delmarva Power MD   Filed 12/2010
  - Pepco DC   2Q2011
  - Atlantic City Electric NJ   3Q2011
  - Pepco MD   4Q2011
  - Delmarva Power DE - Electric   4Q2011
  - Delmarva Power DE - Gas   1Q2013

- Filing cycle may be altered by financial projections and other considerations

Pepco Energy Services Overview

- PES provides retail energy services to large customers
  - Government
  - Institutional
- Energy Services
  - PES develops, installs, operates, and maintains energy efficiency, renewable energy, and combined heat and power projects
- Energy Supply
  - PES will substantially wind down the retail energy supply business by 2012
  - PES also owns two peaking power plants that will be retired in 2012

PES has shifted its strategic focus from Energy Supply to Energy Services



pepco Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentation.

Growing the Energy Services Business

- PES signed $169 million of energy efficiency contracts in 2010 – a record sales year
- Prospective project pipeline has grown to $775 million in Q1 2011
  - 72% growth since year-end 2010
- PES continues to grow its business development staff
  - Sales and engineering staff grew 30% in 2010
  - PES continues to add staff to meet its growth aspirations
  - Talent added now will create sustainable value over the longer term

Contracts Signed in 2010 ***($ in millions)***	**Value**
BWI Thurgood Marshall Airport, MD	$36
Prince George's County Public Schools, MD	35
Henderson Hall Marine Base, VA	16
Atlantic Cape Community College Solar, NJ	11
Federal Aviation Administration, Washington DC	9
Judiciary Square, Washington DC	8
Maryland Transit Administration, MD	7
Montgomery County Public Schools, VA	5
Other projects	42
Total	**$169**

Contracts Signed and Prospective Project Pipeline



800
700
600
500
400
300
200
100
0
($ in millions)
2008
2009
2010
Q1 2011
Prospective Project Pipeline
Construction Contracts Signed
O&M Contracts Signed

pepco Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentation.

2011 – 2012 Financing Activity

2011

- Utility long-term debt issuance of $385 - $435 million
  - Atlantic City Electric - $200 million (completed)
  - Pepco - $150 - $200 million
  - Delmarva Power - $35 million (tax-exempt refunding)
- Dividend Reinvestment Plan (approximately $40 million)

2012

- Utility long-term debt issuance of $350 - $450 million
- Equity issuance target of $250 - $350 million; may include the following:
  - Forward sale
  - Secondary offering
  - Continuous equity program
- Dividend Reinvestment Plan (approximately $40 million)

2011 Earnings Guidance

The guidance range excludes:

- **The net mark-to-market effects of economic hedging activities at Pepco Energy Services**

The guidance range assumes/includes:

- **Normal weather**

- **Estimated incremental storm expenses incurred in January 2011**



Earnings Per Share

Reflects earnings per share from ongoing operations (GAAP results excluding special, unusual or extraordinary items)

* Excludes special items. See Appendix for reconciliation of GAAP earnings to earnings excluding special items.

Pepco Holdings, Inc.

Delivering Value

- *Stable Earnings Base* – Derived primarily from regulated utility business

- *Long-term Earnings Growth* – Driven by T&D utility infrastructure investments and constructive regulatory outcomes

  – Power Delivery – 10% CAGR of Rate Base (2010 – 2015)

- *Secure Dividend* – Attractive dividend yield

- *Solid Investment Grade Credit Ratings* – Improved credit metrics and stable outlook

- *Experienced Team* – Delivering on commitments

PHI – Well Positioned to Deliver Value

Appendix

Financial Performance – Drivers

	1st Qtr 2011
2010 Earnings Per Share from Continuing Operations	**$0.13**
Power Delivery	
Distribution Revenue – Rate Increases	0.06
Distribution Revenue – Weather	0.01
Distribution Revenue – Other	0.01
Network Transmission Revenue	0.05
ACE Basic Generation Service (primarily unbilled revenue)	0.01
Standard Offer Service Margin	0.01
Income Tax Adjustments	0.03
Operation and Maintenance Expense	(0.07)
Depreciation	(0.01)
Other	0.02
Pepco Energy Services	(0.01)
Other Non-Regulated	0.01
Corporate and Other	
Interest Expense	0.04
Income Tax Adjustments	(0.02)
2011 Earnings Per Share from Continuing Operations	**$0.27**

Pepco Holdings, Inc.

Rate Base Summary

2010 Transmission and Distribution Rate Base by Company*

(Millions of Dollars)

Transmission	
◼ Pepco	$ 508
◼ Delmarva	372
◼ Atlantic City	351
Total - Transmission	**$ 1,231**

Distribution	
◼ Pepco - Electric	$ 2,009
◼ Delmarva - Electric	787
◼ Delmarva - Gas	212
◼ Atlantic City - Electric	830
Total - Distribution	**$ 3,838**

Total Rate Base $ 5,069



Distribution is 76% and Transmission is 24% of our 2010 preliminary rate base

* Preliminary numbers

Pepco Holdings, Inc. *Note: See Safe Harbor Statement at the beginning of today's presentation.*

Construction Expenditure Forecast

(Millions of Dollars)	2011	2012	2013	2014	2015	5 Year Total
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 124	$ 133	$ 141	$ 141	$ 148	$ 687
Reliability (facility replacements/upgrades for system reliability)	314	285	275	273	272	1,419
DOE Reimbursement[1]	(12)	(9)	(4)	-	-	(25)
Load (new/upgraded facilities to support load growth)	73	61	67	112	124	437
Distribution - Blueprint:						
Advanced Metering Infrastructure (AMI) [2]	128	59	8	92	-	287
DOE Reimbursement[1]	(58)	(17)	-	-	-	(75)
Transmission:						
Customer Driven	8	7	6	10	12	43
Reliability (facility replacements/upgrades for system reliability)	39	21	24	15	11	110
Load and Other	198	197	167	112	148	822
Mid Atlantic Power Pathway [3]	163	362	304	213	105	1,147
Gas Delivery	20	20	20	20	20	100
Information Technology	10	10	10	11	10	51
Corporate Support and Other	65	40	34	31	43	213
Total Power Delivery	$1,072	$1,169	$1,052	$1,030	$ 893	$ 5,216

(1) Reflects the remaining anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.

(2) Installation of AMI in Delmarva-Maryland and New Jersey is contingent on regulatory approval.

(3) Assumes MAPP in-service date of 2015.

Pepco Holdings, Inc. *Note: See Safe Harbor Statement at the beginning of today's presentation.*

MAPP – Construction Expenditures

(Millions of Dollars)

2015 In-Service Date

	2008	2009	2010	2011	2012	2013	2014	2015	Post 2015	Total
Pepco	$ 5	$ 22	$ 19	$ 112	$ 216	$ 166	$ 139	$ 45	$ 8	$ 732
Delmarva Power	1	8	11	51	146	138	74	60	-	489
Total	$ 6	$ 30	$ 30	$ 163	$ 362	$ 304	$ 213	$ 105	$ 8	$ 1,221

$ 1,147

2017 In-Service Date

	2008	2009	2010	2011	2012	2013	2014	2015	Post 2015	Total
Total	$ 6	$ 30	$ 30	$ 73	$ 191	$ 254	$ 258	$ 252	$ 127	$ 1,221

$ 1,028

2019 In-Service Date

	2008	2009	2010	2011	2012	2013	2014	2015	Post 2015	Total
Total	$ 6	$ 30	$ 30	$ 10	$ 10	$ 10	$ 163	$ 362	$ 600	$ 1,221

$ 555

Note: Construction expenditures for in-service dates post-2015 not adjusted for inflation or changes in material prices.

Pepco Holdings, Inc. **Note: See Safe Harbor Statement at the beginning of today's presentation.**

23

Transmission Rate Base and Earnings – MAPP 2015 In-Service Date Scenario

Projected Transmission Rate Base



Rate Year (June 1 – May 31)				
Estimate*	Projected Transmission Earnings*			
Millions of dollars, after-tax	2011-12	2012-13	2013-14	2014-15	2015-16
Earnings – 11.3% ROE	$52	$62	$71	$80	$88
Earnings – 12.8% ROE	$18	$36	$56	$72	$81
Total Earnings	$70	$98	$127	$152	$169

* The 2011-12 rate year estimated earnings are based on an estimated 2010 year-end rate base and equity ratio. Projected earnings are based on a simplified computation: projected year-end rate base x 50% equity x authorized returns on equity. Assumes MAPP in-service date of 2015.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Rate Base and Earnings – MAPP 2017 In-Service Date Scenario



Projected Transmission Rate Base

Rate Year (June 1 – May 31)				
Estimate*	Projected Transmission Earnings*			
Millions of dollars, after-tax	**2011-12**	**2012-13**	**2013-14**	**2014-15**	**2015-16**
Earnings – 11.3% ROE	$52	$62	$71	$82	$92
Earnings – 12.8% ROE	$18	$30	$39	$52	$63
Total Earnings	$70	$92	$110	$134	$155

* The 2011-12 rate year estimated earnings are based on an estimated 2010 year-end rate base and equity ratio. Projected earnings are based on a simplified computation: projected year-end rate base x 50% equity x authorized returns on equity. Assumes alternative MAPP in-service date of 2017.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Rate Base and Earnings – MAPP 2019 In-Service Date Scenario

Projected Transmission Rate Base



Rate Year (June 1 – May 31)				
Estimate*	**Projected Transmission Earnings***			
Millions of dollars, after-tax	**2011-12**	**2012-13**	**2013-14**	**2014-15**	**2015-16**
Earnings – 11.3% ROE	$52	$63	$73	$87	$100
Earnings – 12.8% ROE	$18	$26	$24	$21	$26
Total Earnings	$70	$89	$97	$108	$126

* The 2011-12 rate year estimated earnings are based on an estimated 2010 year-end rate base and equity ratio. Projected earnings are based on a simplified computation: projected year-end rate base x 50% equity x authorized returns on equity. Assumes alternative MAPP in-service date of 2019.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc.

2011 Earnings Guidance

Earnings Per Share – 2010 Actual vs. 2011 Guidance



(1) Excludes special items; see following slide for reconciliation of GAAP earnings to earnings excluding special items.

(2) Assumes PSC approval of settlement agreement in Delmarva Power gas delivery base rate case in Delaware.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Earnings per Share from Continuing Operations	**Twelve Months Ended December 31, 2010**
Reported (GAAP) Earnings per Share from Continuing Operations	$0.62
Special Items:	
• Debt extinguishment costs	0.51
• Restructuring charge	0.08
• Effects of Pepco divestiture-related claims	0.03
• Mirant bankruptcy settlement	–
• Maryland income tax benefit	–
Earnings per Share from Continuing Operations, Excluding Special Items	$1.24

Pepco Holdings, Inc.

2011 Earnings Guidance Assumptions

Power Delivery

- Normal weather and operating conditions
- Constructive regulatory outcome for pending Delmarva Power case in MD
- Delmarva Power gas settlement in DE reflected in rates February 2, 2011
- Forecasted growth in number of customers of approximately 1%
- Forecasted sales growth of approximately 1%
- Construction expenditures of $1.1 billion
- O&M expense, net of reimbursable/recoverable, of $707 million, including expenses due to January 2011 storm event
- Depreciation and amortization expense of $381 million in 2011

Pepco Energy Services

- Growth in ESCO construction activity
- Retail Energy gross margins of $80 million
- Retail Energy O&M expense of $33 million
- Excludes net mark-to-market effects of economic hedging activities

PHI

- Other non-regulated (primarily cross-border leases) earnings at approximate 2010 level
- Composite consolidated effective tax rate range of 35% - 38%

Reconciliation of GAAP Earnings to Adjusted Earnings

	Twelve Months Ended December 31, 2010			
	Pepco	Delmarva Power	Atlantic City Electric	Total
Reported (GAAP) Net Earnings	$108	$45	$53	$206
Adjustments:				
• Severance costs	9	5	3	17
• O&M costs related to Conectiv Energy	2	1	1	4
• Interest related to tax settlements (1996 – 2002) and reallocation of certain tax deposits	(24)	3	1	(20)
• Environmental Remediation costs	8	-	-	8
• Pepco divestiture-related claims	6	-	-	6
Net Earnings Adjusted	$109	$54	$58	$221

Pepco Holdings, Inc.